Exhibit 99.1

Li Auto Inc. Launches Li L7, A Five-Seat Flagship Family SUV

February 8, 2023

BEIJING, China, February 08, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today launched Li L7, a five-seat flagship family SUV. Built to redefine five-seat family SUVs, Li L7 brings a new flagship experience to family users, particularly families of three.

•	A Deluxe Home: Li L7 features an exceptional second-row space with a “Queen’s Seat” mode, a comfortable interior, and a “Double Bed Mode,” as well as premium audio-visual equipment and many other flagship configurations.
•	A Mobile Home: Supported by the Company’s self-developed all-wheel drive range extension system, Li L7 boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, as well as acceleration from 0 to 100 km/h in 5.3 seconds, offering outstanding travelling experience to family users.
•	A Safe Home: Li L7 is developed according to the China Insurance Automotive Safety Index’s (C-IASI) G rating (the highest rating) criteria for 25% frontal offset impact tests on both the driver and passenger sides and is one of the few mainstream five-seat SUVs in China in the RMB300,000 to RMB400,000 price range equipped with rear side airbags. Designed with the Company’s “Safety House” concept and “Green House” standard, Li L7 is built to protect each family’s safety and health.
•	A Smart Home: Li L7 boasts smart space and autonomous driving systems that keep evolving, creating an increasingly intelligent home for users’ families.
•	An Aesthetic Home: Li L7 is the most dynamic model in Li Auto’s product lineup. With its splendid 3D halo light and welcoming interior, it is the embodiment of aesthetics and functionality for superior comfort.

Li L7 is available in three trims, Air, Pro, and Max, catering to the wide-ranging needs of family users. Li L7 Air comes standard with the autonomous driving system Li AD Pro and the smart space system SS Pro and is equipped with a continuous damping control (CDC) system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Alongside the Li L7 Air trim release, the Company has added Li L8 Air to its model lineup, further diversifying its product offerings.

In addition, the Company announced its partnership with two automotive battery manufacturers in China, Sunwoda Electric Vehicle Battery Co., Ltd. (“Sunwoda EVB”) and SVOLT Energy Technology Co., Ltd. (“SVOLT”). Both have set up dedicated production lines to manufacture Li Auto’s self-developed battery packs. Li L8 Air and Li L7 Air will respectively adopt batteries produced by Sunwoda EVB and SVOLT, offering battery performance, quality, and warranty policies equal to those of the Pro and Max trims.

The retail prices for Li L7 Air, Li L7 Pro, and Li L7 Max are RMB319,800, RMB339,800, and RMB379,800, respectively. The retail price for Li L8 Air is RMB339,800.

All the Li L7 trims and Li L8 Air are open for reservations today on the Li Auto App and the Company’s official website. Li L7 test drives will be available at Li Auto retail stores nationwide starting on February 9. The delivery of Li L7 Pro and Li L7 Max will commence on March 1, and the delivery of Li L7 Air and Li L8 Air will start in early April 2023.

Please refer to the text below for detailed product descriptions of Li L7.

A Deluxe Home with Class-Leading Space

Well suited for families of three, Li L7 creates a spacious interior with superior comfort, providing a home-like experience for the entire family. As the Company’s first and flagship five-seat large SUV, Li L7 has a length of 5,050 millimeters, a width of 1,995 millimeters, a height of 1,750 millimeters, and a wheelbase of 3,005 millimeters. With 1,160-millimeter legroom at its maximum and nearly one-meter headroom, Li L7 boasts spacious second-row seats, exceptional among five-seat SUVs.

Supported by a soft electric footrest at the back of the front passenger seat, close to 1.2 meters of legroom, a premium central armrest, an electric seatback adjustment with 25- to 40-degree recline angles and a 270-degree embracing design, the right second-row seat can convert to a “Queen’s Seat” with a single press of a button, offering passengers a pleasant and strain-free riding experience. Equipped with 26 storage spaces and a trunk with a depth of over one meter, Li L7 offers spacious and flexible storage room. It also supports “Double Bed Mode” that can be easily activated by taking off headrests and turning on “Camping Mode.”

In addition to its flagship five-seat space, Li L7 also comes with premium audio-visual equipment that can turn the vehicle into an audio-visual room or game room, delivering the ultimate entertainment experience for the entire family. Li L7 Max is one of the few mainstream five-seat SUVs in China that comes standard with a rear row screen. It boasts three 15.7-inch 3K LCD screens, all with ultra-thin Anti-Reflective coating technology to ensure an undisturbed watching experience in strong lighting environments and Low Blue Light technology to effectively protect children’s eyesight. It is also equipped with 21 speakers, amplifiers with maximum power of 1,920 watts, and a 7.3.4 surround sound system, providing passengers with flagship audio-visual experience.

Additionally, Li L7 comes standard with a panoramic sunroof with electric sunshade, double-layered, silver-plated heat insulating front windshield, independently controllable rear climate system, heating for five seats, ventilation and lumbar massage for four seats, and many other premium features, providing all-around comfort for each family member.

A Mobile Home for Premium Travelling Experience

Employing the Company’s new generation all-wheel drive range extension system, Li L7 boasts flagship performance, combining powerful dynamics, superb noise insulation, a long driving range, and low energy consumption. First, Li L7 is equipped with the Company’s self-developed, intelligent, dual-motor, all-wheel drive system composed of a five-in-one front drive unit and a three-in-one rear drive unit, with a maximum power of 330 kilowatts and a maximum torque of 620 Newton meters, enabling acceleration from 0 to 100 km/h in 5.3 seconds. Second, Li L7 has superb noise, vibration, and harshness (“NVH”) performance. Powered by the Company’s self-developed 1.5-liter four-cylinder, turbo-charged engine, with each engine component optimized to operate quietly, Li L7’s in-car noise level under the range extension mode is equal to or less than one decibel higher than its EV mode. Third, Li L7’s 42.8 kilowatt-hour battery pack supports a CLTC range of 210 kilometers under the EV mode, enough to meet users’ most day-to-day urban mobility needs. With a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, Li L7 significantly reduces users’ range anxiety when traveling long distances. Equivalent to storing over 200 kilowatt-hours of electricity and complemented by the ability to output 3,500 watts of power, Li L7 can transform into a reliable energy hub, alleviating electricity anxiety during family travel.

Li L7’s Pro and Max trims also come standard with Li Magic Carpet air suspension, achieving flagship riding comfort and handling stability supported by the Company’s self-developed core suite of hardware and software. Consisting of the CDC system, air suspension, and a self-developed XCU central domain controller, the system enables millisecond-grade response time and effectively filters out road surface vibrations. Li Magic Carpet air suspension provides five adjustable heights and three suspension styles - comfort, standard, and sport - to match different family use cases and driving needs.

A Safe Home with Robust Protection Design

Designed for the safety of each family member, Li L7 is built as a “Safety House” to protect the entire family during travels. To begin with, Li L7 adopts a flagship body structure for safety, and is built to achieve the highest rating (G rating) in crash tests of 25% frontal offset impact on both the driver and passenger sides according to the C-IASI evaluation criteria. Li L7 is developed to exceed the world’s most stringent rear-end collision standard to better protect passengers in the rear row. It also has outstanding roof strength that can withstand a load of up to 12 tons. In terms of battery design, Li L7 is equipped with a structurally sturdy, high-strength battery case that can better absorb impact to ensure the safety of its battery system. The battery pack is also designed to have efficient heat insulation and flame retardancy, preventing an explosion even in the event of a battery cell thermal runaway. Furthermore, equipped with airbags and curtain airbags covering 10 positions in the vehicle, Li L7 is also one of the few mainstream five-seat SUVs in China in the RMB300,000 to RMB400,000 price range that comes standard with rear seat side airbags.

Besides driving safety, Li L7 adopts the Company’s “Green House” standard, which secured Li L9 five-star ratings in all four evaluation categories of the 2022 China Automobile Health Index (C-AHI), a record-setting achievement under the revised rules. The Company implemented the same standards for Li L7. It is also equipped with an outdoor Air Quality System (AQS) and an indoor real-time PM2.5 monitoring system and other configurations, creating a healthy cabin environment for the entire family.

A Smart Home with Evolving Smart Space and Autonomous Driving Systems

In terms of smart space, both Li L7 Air and Li L7 Pro come standard with SS Pro, powered by a Qualcomm automotive-grade 8155 chip, whereas Li L7 Max comes standard with SS Max, powered by two Qualcomm automotive-grade 8155 chips. The Company’s smart in-car voice assistant, Li Xiang Tong Xue, has evolved with a new generation device-cloud integrated architecture, featuring the Company’s self-developed inference engine for in-car scenarios – LisaRT. It provides solid support for the in-car deployment of more powerful and complex algorithms. The Company also has made significant progress in the speech- and vision-related applications of its self-developed algorithms. On the speech side, its innovative MIMO-NET algorithm can accurately isolate different human voices in multiple zones. Aided by the Company’s self-developed voice recognition algorithm, MSE-NET, Li Xiang Tong Xue’s activation and recognition accuracy both reached 98% in vehicle field testing. These rates reached over 90% under the three key scenarios of high noise, low voices, voice commands from children, which are viewed as more challenging issues facing the industry. On the vision side, the Company’s self-developed MVS-NET algorithm can realize accurate gesture recognition for all occupants. Combined with innovative gesture wakeup technology, it helps achieve easier interactions through gestures in a more natural way.

In terms of autonomous driving, both Li L7 Air and Li L7 Pro come standard with Li AD Pro powered by a Horizon Robotics Journey 5 chip, with 128 TOPS of computing power, whereas Li L7 Max comes standard with Li AD Max, powered by dual Orin-X chips with 508 TOPS of computing power. Li Auto’s autonomous driving systems, Li AD Max and Li AD Pro, boast strong perception capabilities. Both adopt the fusion BEV algorithm framework jointly proposed by the Company, Tsinghua University, and MIT, which can be flexibly deployed with Li AD Max and Li AD Pro’s different hardware combinations. For path planning and tracking control, the Company’s self-developed highway NOA prediction algorithm enables comfortable automatic highway NOA lane changes and a smooth acceleration and deceleration experience. The Company created the industry’s first AEB function with LiDAR applications on Li AD Max and extended the LiDAR algorithms’ safety scenarios from major traffic participants such as vehicles, cyclists, and pedestrians to irregular obstacles, including special-shaped vehicles, as well as night scenes.

An Aesthetic Home with Unique Design Language

Featuring the Future Avant-Garde form language, Li L7 fully integrates aesthetics with functionality for superior comfort. Its 3D signature halo light, in combination with its front lamp, air intake, and sensors, altogether highlights the importance of the technology in the vehicle. On the side, accompanied by strong fenders, Li L7’s feature lines visually connect the front face with the robust rear end. In the rear, its aerodynamic edge not only gives the round volumes of the rear bumper a nice contour, but also improves the vehicle’s aerodynamic performance. The rear halo light adds the finishing details to complete the solid exterior design. These features help build Li L7 as the most dynamic model in Li Auto’s product lineup, catering to the multiple needs of customers. It has a large interior space for the driver to be undistracted by unnecessary elements and for passengers to enjoy a welcoming, warm and homely interior. It is also worth mentioning that Li Auto has introduced a new paint color for Li L7, a sophisticated red inspired by the moment of sunrise in winter.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com